WestPark Capital, Inc.

Suite 310, 1900 Avenue of the Stars

Los Angeles, CA 90067

United States of America

Univest Securities, LLC

15th Floor, 375 Park Avenue

New York, NY 10152

United States of America

As representatives of the several underwriters

VIA EDGAR

January 8, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Angela Lumley
Rufus Decker Jonathan Burr Brigitte Lippmann
Re:	AnPac Bio-Medical Science Co., Ltd. (the “Company”) Registration Statement on Form F-1 (File No. 333-234408)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters of the Company’s proposed initial public offering, hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on January 9, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated December 11, 2019, through the date hereof:

Preliminary Prospectus dated December 11, 2019:

500 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

By WESTPARK CAPITAL, INC.

By:	/s/ Craig Kaufman
Authorized Representative

By UNIVEST SECURITIES LLC
By:	/s/ Edric Guo
Authorized Representative

Acting on behalf of themselves and as the

Representatives of the several Underwriters